UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 16, 2026, Ming Shing Group Holdings Limited (the “Registrant” or the “Company”) held an extraordinary general meeting of the shareholders (the “Meeting”). At the Meeting, the shareholders of the Company voted to pass resolutions approving all of the four resolutions considered at the Meeting. A total of 7,425,814 votes, representing 57.23% of the votes exercisable, represented by 7,425,814 ordinary shares, each of which is entitled to one (1) vote per share, as of the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

Resolutions:		For	Against	Withheld/ Abstain
1.	It is resolved as an ordinary resolution that the authorized share capital of the Company be and is hereby increased from USD50,000 divided into 100,000,000 ordinary shares with USD0.0005 par value each (the “Ordinary Shares”) to USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each by the creation of additional 49,900,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”).	7,419,822	5,974	18

2.

It is resolved as an ordinary resolution that, subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital), the authorized share capital of the Company be and is hereby redesignated and reclassified from USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each to USD25,000,000 divided into 40,000,000,000 Class A ordinary shares with USD0.0005 par value each (the “Class A Ordinary Shares”) and 10,000,000,000 Class B ordinary shares with USD0.0005 par value each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”, together with the Increase of Authorized Share Capital, the “Share Reorganization”):

(i) all issued Ordinary Shares (except for 6,000,000 issued Ordinary Shares held by CHI MING LAM) be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares unless approved by way of an ordinary resolution of the shareholders of the Company;

(ii) 6,000,000 issued Ordinary Shares held by CHI MING LAM be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof one hundred (100) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A; and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and

(iii) 39,993,025,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis and the remaining 9,994,000,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis.

		7,419,732	5,974	108

3.	It is resolved as a special resolution that subject to approval by the shareholders of the Share Reorganization (including Resolution 1 (the Increase of Authorized Share Capital) and Resolution 2 (the Share Redesignation)), the third amended and restated memorandum and articles of association of the Company in the form as attached in the proxy statement as Appendix A (the “Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect to reflect, inter alias, the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation).	7,419,822	5,974	18

4.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation) and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation), the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.	7,423,893	1,903	18

5.	It is resolved as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.	7,419,780	6,016	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: June 24, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer